Cowen and Company, LLC

Statement of Financial Condition

As of December 31, 2023

(SEC I.D. No. 8-22522)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-22522

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _____01/01/2023_____ AND ENDING _____12/31/2023_____
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: _____**Cowen and Company, LLC**_____

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
  ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

599 Lexington Avenue
_____
                                           (No. and Street)

New York   **NY**   **10022**
_____
         (City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Christine Jenkins   **786-522-4103**   **Christine.Jenkins@cowen.com**
_____
    (Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
_____
                      (Name – if individual, state last, first, and middle name)

One Manhattan West   **New York**   **NY**   **10001**
(Address)   (City)   (State)   (Zip Code)

10/20/2003   **42**
_____
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, Christine Jenkins, affirm that, to the best of my knowledge and belief, the financial report pertaining to Cowen and Company, LLC as of December 31, 2023, is true and correct. I further affirm that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Christine Jenkins – Chief Financial Officer

Notary Public

MEHUL ASTHANA STATE OF TENNESSEE NOTARY PUBLIC DAVIDSON COUNTY My Commission Expires 07/09/2024

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other:

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Cowen and Company, LLC
Contents
As of December 31, 2023



Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Member and Those Charged with Governance of Cowen and Company, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cowen and Company, LLC (the Company) as of December 31, 2023 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2023.

February 29, 2024

Cowen and Company, LLC
Statement of Financial Condition
As of December 31, 2023
(In thousands of dollars)

Assets

Cash	$	712,126
Cash segregated under federal and other regulations		105,055
Collateralized Agreements:		
Securities borrowed		2,139,416
Securities purchased under agreements to resell		254,059
Financial instruments owned, at fair value ($40,983 were pledged to various parties)		554,085
Deposits with clearing organizations and brokers		106,315
Receivables:		
Brokers, dealers and clearing organizations		174,536
Customers		67,738
Fees, interest and other, net of allowance of $8,338		65,115
Goodwill and intangible assets, net of accumulated amortization of $5,455		129,405
Other assets		8,871
Total assets	$	4,316,721

Liabilities and Member's Equity
Liabilities

Collateralized Agreements:		
Securities loaned	$	1,902,616
Securities sold under agreements to repurchase		87,748
Financial instruments sold, not yet purchased, at fair value		290,548
Payables:		
Brokers, dealers and clearing organizations		404,608
Customers		162,182
Fees, interest and other		50,731
Related parties		162,458
Compensation		236,065
Accrued expenses and other liabilities (includes $18,750 at fair value)		109,008
Total liabilities		3,405,964
Member's equity	$	910,757
Total liabilities and member's equity	$	4,316,721

The accompanying notes are an integral part of this statement of financial condition.

Cowen and Company, LLC
Notes to Statement of Financial Condition
As of December 31, 2023
(In thousands of dollars, except where noted)

1. Organization and Business

Cowen and Company, LLC (the "Company"), a Delaware single member limited liability company, is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934 ("SEA") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is also registered as an introducing futures broker with the Commodities Futures Trading Commission ("CFTC") and is a member of the National Futures Association ("NFA"). The Company is a member of other self-regulatory organizations ("SROs"), the New York Stock Exchange and other principal exchanges. FINRA serves as the Company's Designated Examining Authority. The Company is subject to the regulations of the SEC, FINRA, CFTC, NFA, as well as other SROs and exchanges. The Company is a wholly-owned subsidiary of Cowen Holdings, Inc. ("Parent") which is an indirectly wholly-owned subsidiary of Cowen Inc. On March 1, 2023 (the "Acquisition Date"), Cowen Inc. and its consolidated subsidiaries, including the Company, became indirectly wholly-owned subsidiaries of The Toronto-Dominion Bank (the "Bank"), a bank chartered under the Bank Act (Canada).

The Company provides a comprehensive suite of execution and clearing services to market participants, including equities, fixed income and commission management services. The Company also offers research, sales and trading, investment banking and securities financing to corporations and institutional investor clients. Primary target sectors include healthcare, technology, media and telecommunications, information and technology services, consumer, industrials and energy. The Company's institutional clients include banks, investment managers, hedge funds, corporations, plan sponsors, broker-dealers, family offices, and financial intermediaries.

On December 1, 2023, the Company's prime brokerage business and associated assets were sold to Marex Group PLC in exchange for cash consideration.

2. Significant Accounting Policies

Basis of Presentation
The Company's statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") as promulgated by the Financial Accounting Standards Board through the Accounting Standards Codification ("ASC") as the source of authoritative accounting principles in the preparation of the accompanying statement of financial condition.

Use of Estimates
The preparation of the accompanying statement of financial condition in conformity with US GAAP requires management of the Company to make estimates and assumptions that affect the fair value of securities, the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the accompanying statement of financial condition, as well as the accounting for goodwill and identifiable intangible assets. Actual results could materially differ from those estimates.

Cash
Cash consists of cash held on deposit with BMO Harris Bank NA and Bank of America, N.A.

Cowen and Company, LLC
Notes to Statement of Financial Condition
As of December 31, 2023
(In thousands of dollars, except where noted)

Cash Segregated Under Federal and Other Regulations

Cash segregated under federal and other regulations ("Segregated cash") consists of cash deposited in special reserve bank accounts for the exclusive benefit of customers ("Customer Reserve Bank Accounts") and cash deposited in special reserve bank accounts for brokers and dealers ("PAB Reserve Bank Accounts") under the Customer Protection Rule 15c3-3 of the SEA ("SEA Rule 15c3-3"). Segregated cash is held at CIBC Bank USA, Bank of America NA, and Customers Bank.

Please refer to Note 7, "Regulatory Requirements", for additional information.

Deposits with Clearing Organizations and Brokers

Under the terms of the agreements between the Company and some of its clearing organizations and brokers, balances owed to these counterparties are collateralized by certain of the Company's cash balances that could be used to offset losses incurred by the clearing organizations and brokers on behalf of the Company's activities, if such losses were to occur. Deposits with clearing organizations and brokers are held in cash.

Allowance for Credit Losses

The Company measures the allowance for credit losses in accordance with ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 prescribes the impairment model for certain financial assets by requiring a current expected credit loss methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under ASC 326, the Company has the ability to determine there are no expected credit losses in certain circumstances (e.g., based on collateral arrangements or based on the credit quality of the borrower or issuer). The guidance in ASC 326 does not apply to loans and receivables between entities under common control. The Company applies the practical expedient based on collateral maintenance provisions in estimating the allowance for credit losses for collateralized financing agreements. The allowance for credit losses was not material for the period presented.

Fair Value Measurements

US GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1   Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2   Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active; and

Level 3   Fair value is determined based on pricing inputs that are unobservable and includes situations where there is little, if any, market activity for the asset or liability. The determination of fair value for assets and liabilities in this category requires significant management judgment or estimation.

Cowen and Company, LLC
Notes to Statement of Financial Condition
As of December 31, 2023
(In thousands of dollars, except where noted)

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, and other factors. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The Company considers observable data to be that market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market. The categorization of a financial instrument within the hierarchy is based upon the pricing transparency of the instrument and does not necessarily correspond to the Company's perceived risk of that instrument.

The Company primarily uses the market approach to value its financial instruments measured at fair value. In determining an instrument's level within the hierarchy, the Company categorizes its financial instruments into two categories: securities and derivative contracts. To the extent applicable, each of these categories can further be divided between those held long or sold short.

Securities

Securities with values based on quoted market prices in active markets for identical assets are classified within level 1 of the fair value hierarchy. These securities include actively traded common stock, exchange traded funds ("ETFs"), units, warrants, rights and preferred stocks.

Certain positions for which trading activity may not be readily visible, including certain corporate bonds and preferred stock, are stated at fair value and classified within level 2 of the fair value hierarchy. The estimated fair values assigned by management are determined in good faith and are based on available information considering trading activity, broker quotes, quotations provided by published pricing services, counterparties and other market participants, and pricing models using quoted inputs, and do not necessarily represent the amounts which might ultimately be realized. As level 2 investments include positions that are not always traded in active markets, valuations may be adjusted to reflect illiquidity. Level 3 securities consist of financial instruments where market data is not readily available or observable.

Securities owned, and securities sold, not yet purchased transactions are recorded on a trade date basis at fair value.

Securities sold, not yet purchased, at fair value, represent obligations of the Company to deliver the specified security and thereby create a liability to purchase the security in the market at prevailing prices. The Company's liability for securities to be delivered is measured at their fair value as of the date of the statement of financial condition.

Derivative Contracts

Derivative contracts can be exchange-traded or privately negotiated over-the-counter ("OTC"). Exchange-traded derivatives, such as exchange-traded option contracts, are typically classified within level 1 or level 2 of the fair value hierarchy depending on whether or not they are deemed to be actively traded.

The Company's direct involvement with derivative financial instruments primarily consists of exchange-traded options. Fair values for those option contracts are based on quoted market prices. The Company utilizes foreign exchange forward and swap contracts to reduce its exposure to fluctuations in foreign exchange rates. These instruments are recorded at fair value based on available market data and are classified within level 2 of the fair value hierarchy.

Cowen and Company, LLC
Notes to Statement of Financial Condition
As of December 31, 2023
(In thousands of dollars, except where noted)

Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Receivables from and payables to brokers, dealers, and clearing organizations primarily include margin requirements, amounts related to unsettled trades, commissions receivable and commission management payables, and amounts for securities failed to deliver by the Company to the purchaser or failed to receive by the Company from the seller by the settlement date. Payables to brokers, dealers, and clearing organizations also include deposits held in proprietary accounts of brokers and dealers.

Receivables and payables arising from unsettled trades are reported on a net basis.

Please refer to Note 4, "Receivables from and Payables to Brokers, Dealers and Clearing Organizations", for additional information.

Receivables from and Payables to Customers

Receivables from customers primarily include amounts owed by customers on cash transactions, net of related customer payables, and amounts owed for securities transactions not completed on settlement date.

Payables to customers primarily consist of cash and short sale proceeds, net of related customer receivables, amounts owed to customers for securities transactions not completed on settlement date and other miscellaneous customer payables.

Receivables from and Payables to Customers are recorded on a settlement date basis on the statement of financial condition.

Securities owned by customers are not reflected as assets of the Company on the statement of financial condition. The Company holds these securities with the intention of settlement against customer orders and are held as collateral for customer receivables.

Fees, Interest and Other Receivables and Payables

Fees, interest and other receivables, net of allowance, include receivables for syndicate fees earned on underwriting transactions, merger and acquisition advisory fees, interest accrued on securities lending transactions, dividends receivable and receivables from corporate finance and banking clients for reimbursable expenses paid by the Company on their behalf. Payables include amounts owed to other syndicate members on underwriting transactions, interest accrued on securities lending transactions, and dividends payable.

Additionally, Fees, interest and other receivables and payables include amounts owed to or due from affiliates who are deemed to be subordinated customers, as the Company and affiliate have entered into non-conforming subordination agreements.

Collateralized Agreements

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned are carried at the amounts of cash collateral advanced or received on a gross basis. Securities borrowed transactions require the Company to deposit cash or

Cowen and Company, LLC
Notes to Statement of Financial Condition
As of December 31, 2023
(In thousands of dollars, except where noted)

securities as collateral with the lender. With respect to securities loaned, the Company receives cash or securities as collateral from the borrower. When the Company receives securities as collateral, and has concluded it (i) is the transferor and (ii) can pledge the securities to third parties, the Company recognizes the securities received as collateral at fair value in Securities owned, at fair value with the corresponding obligation to return the securities received as collateral at fair value in securities sold, not yet purchased, at fair value. Securities received as collateral are not recognized when the Company either (i) is not the transferor or (ii) cannot pledge the securities to third parties. At December 31, 2023, the Company had no securities received as collateral related to securities lending transactions. The initial collateral advanced or received approximates or is greater than the market value of securities borrowed or loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or returned, as necessary. Securities borrowed and loaned may also result in credit exposures for the Company in an event that the counterparties are unable to fulfill their contractual obligations. The Company applies the practical expedient based on collateral maintenance provisions in estimating the allowance for credit losses. Related allowances for credit losses were not material for the period presented.

Please refer to Note 3, "Fair Value Measurements, Securities Borrowed, and Securities Loaned", and Note 9, "Guarantees and Off-Balance Sheet Arrangements", for additional information and disclosures.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Securities purchased under agreements to resell ("reverse repurchase agreements") and securities sold under agreements to repurchase ("repurchase agreements") are accounted for as collateralized financing transactions and are recorded at their contracted resale or repurchase amount plus accrued interest. Repurchase agreements are transactions in which a firm buys or sells financial instruments from/to a counterparty, typically in exchange for cash, and simultaneously enters into an agreement to resell or repurchase the same financial instruments to/from such counterparty at a stated price plus accrued interest at a future date.

Offsetting of Derivative Financial Instruments and Securities Financing Agreements

To reduce credit risk exposure associated with derivative activities and securities financing transactions, the Company may enter into master netting agreements, master securities lending agreements, master repurchase agreements or similar agreements and collateral arrangements with counterparties. A master agreement creates a single contract under which all transactions between two counterparties are executed allowing for trade aggregation and a single net payment obligation. Master agreements provide protection in bankruptcy in certain circumstances and, where legally enforceable, enable receivables and payables with the same counterparty to be settled or otherwise eliminated by applying amounts due against all or a portion of an amount due from the counterparty or a third-party. Under our ISDA master netting agreements, the Company typically also executes credit support annexes, which provide for collateral, either in the form of cash or securities, to be posted by or paid to a counterparty based on the fair value of the derivative receivable or payable based on the rates and parameters established in the credit support annex.

In the event of the counterparty's default, provisions of the master agreement permit acceleration and termination of all outstanding transactions covered by the agreement such that a single amount is owed by, or to, the non-defaulting party. In addition, any collateral posted can be applied to the net obligations, with any excess returned; and the collateralized party has a right to liquidate the collateral. Any residual claim after netting is treated along with other unsecured claims in bankruptcy court.

Cowen and Company, LLC
Notes to Statement of Financial Condition
As of December 31, 2023
(In thousands of dollars, except where noted)

The conditions supporting the legal right of offset may vary from one legal jurisdiction to another and the enforceability of master netting agreements and bankruptcy laws in certain countries or in certain industries is not free from doubt. The right of offset is dependent both on contract law under the governing arrangement and consistency with the bankruptcy laws of the jurisdiction where the counterparty is located. Industry legal opinions with respect to the enforceability of certain standard provisions in respective jurisdictions are relied upon as a part of managing credit risk. In cases where the Company has not determined an agreement to be enforceable, the related amounts are not offset. Master netting agreements are a critical component of the Company's risk management processes as part of reducing counterparty credit risk and managing liquidity risk.

The Company is also a party to clearing agreements with various central clearing parties. Under these arrangements, the central clearing counterparty facilitates settlement between counterparties based on the net payable owed or receivable due and, with respect to daily settlement, cash is generally only required to be deposited to the extent of the net amount. In the event of default, a net termination amount is determined based on the market values of all outstanding positions and the clearing organization or clearing member provides for the liquidation and settlement of the net termination amount among all counterparties to the open contracts or transactions.

Please refer to Note 3, "Fair Value Measurements, Securities Borrowed, and Securities Loaned" for additional information and disclosures.

Goodwill and Intangible Assets

Goodwill
Goodwill represents the excess of the purchase price consideration of acquired companies over the estimated fair value assigned to the individual assets acquired and liabilities assumed. Once goodwill has been allocated to the reporting unit, it generally no longer retains its identification with a particular acquisition but instead becomes identifiable with the reporting unit. As a result, all of the fair value of the reporting unit is available to support the value of goodwill allocated to the unit.

In accordance with US GAAP requirements for testing for impairment of goodwill, the Company tests goodwill for impairment on an annual basis, or at an interim period if events or changed circumstances would more likely than not reduce the fair value of a reporting unit below its carrying amount. In testing for goodwill impairment, the Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances led to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events and circumstances, the Company concludes that fair value exceeds its carrying amount, then performing a quantitative impairment test is not necessary. If the Company concludes otherwise, the Company is required to perform a quantitative impairment test that requires a comparison of the fair value of the reporting unit to its carrying value, including goodwill. If the fair value of the reporting unit exceeds its carrying value, the related goodwill is not considered impaired and no further analysis is required. If the carrying value of the reporting unit exceeds its fair value, then the Company recognizes an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value.

Cowen and Company, LLC
Notes to Statement of Financial Condition
As of December 31, 2023
(In thousands of dollars, except where noted)

Intangible Assets

Intangible assets with finite lives are amortized over their estimated average useful lives. The Company does not have any intangible assets deemed to have indefinite lives. Intangible assets are tested for potential impairment whenever events or changes in circumstances suggest that an asset or asset group's carrying value may not be fully recoverable. An impairment loss, calculated as the difference between the estimated fair value and the carrying value of an asset or asset group, is recognized if the sum of the estimated undiscounted cash flows from the use or disposition of the asset or asset group is less than the corresponding carrying value. The Company continually monitors the estimated average useful lives of existing intangible assets.

Please refer to Note 10, "Goodwill and Intangible Assets" for additional information and disclosures.

Stock-Based Compensation

Upon merger with the Bank on March 1, 2023, the Company ceased grants of new awards under Cowen Inc.'s Equity Incentive Plans (the "legacy plans"). Each legacy restricted stock unit ("RSU") due to employees, including performance-based RSUs, was converted to the right to receive cash if vested as of March 1, 2023. If unvested, such units were converted to RSUs that track the price of common shares of the Bank on the New York Stock Exchange. Pursuant to the merger agreement, all legacy RSUs due to directors, either vested or unvested, were converted to the right to receive cash.

Under the Bank's stock-based compensation plans, the Company issues RSUs equivalent to the Bank's common shares to certain employees. During the vesting period, dividend equivalents accrue to the participants in the form of additional share units. The plan is managed, and the share price hedged, by the Bank.

On the statement of financial condition, unsettled portions of the RSU awards are reported in Payables to related parties.

Income Taxes

The Company is a single member limited liability company that is disregarded for income tax purposes. The Company is included in the consolidated federal and combined state and local tax returns filed by Toronto Dominion Holdings USA Inc, a wholly-owned subsidiary of the Bank. Cowen Inc. elected not to allocate the consolidated amount of current and deferred tax expenses to its disregarded subsidiaries, including the Company.

Foreign Currency Transactions

The U.S. dollar is the Company's functional and reporting currency. Assets and liabilities denominated in non-U.S. currencies are translated into U.S dollar based on current rates, which are spot rates prevailing on the date of the statement of financial condition.

Other Assets

Other assets consist primarily of memberships in exchanges and other miscellaneous receivables.

Cowen and Company, LLC
Notes to Statement of Financial Condition
As of December 31, 2023
(In thousands of dollars, except where noted)

Compensation Payable

Compensation payable includes accruals for estimated discretionary cash bonuses and commissions. Annual incentive compensation is variable, and the amount paid is generally based on a combination of employees' performance, their contribution to their business, and the Company's performance.

Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities primarily consist of contingent consideration payables, collateralized loan facilities not covered under securities lending agreements, reserves for certain litigation matters and accrued expenses including clearing related fees, accounts payable, and other miscellaneous liabilities.

Recent Pronouncements

There are no recently issued or recently adopted pronouncements that are expected to have an impact to the Company's statement of financial condition.

3. Fair Value Measurements, Securities Borrowed, and Securities Loaned

The Bank has established valuation policies and procedures and an internal control infrastructure over its fair value measurement of financial instruments. In the event that observable inputs are not available, the control processes are designed to ensure that the valuation approach utilized is applicable, reasonable and consistently applied. Where a pricing model is used to determine fair value, these control processes include reviews of the methodology and inputs for both reasonableness and applicability. Consistent with best practices, recently executed comparable transactions and other observable market data are used for the purposes of validating both the model and the assumptions used to calculate fair value. Independent of trading and valuation functions, Cowen Inc.'s valuation committee in conjunction with its price verification team, plays an important role in determining that financial instruments are appropriately valued and that fair value measurements are both reasonable and reliable. This is particularly important where prices or valuations that require inputs are less observable. The valuation committee is comprised of senior management, including non-investment professionals, who are responsible for overseeing and monitoring the pricing of the Company's investments.

The US GAAP fair value leveling hierarchy is designated and monitored on an ongoing basis. In determining the designation, the Company takes into consideration a number of factors including the observability of inputs, liquidity of the investment and the significance of a particular input to the fair value measurement. Designations, models, pricing vendors, third party valuation providers and inputs used to derive fair market value are subject to review by the valuation committee and the internal audit group. The Company reviews its valuation policy guidelines on an ongoing basis and may adjust them in light of improved valuation metrics and models, the availability of reliable inputs and information, and prevailing market conditions. The Company regularly reviews a profit and loss report, as well as other periodic reports, and analyzes material changes from period to period in the valuation of its investments as part of its control procedures. The Company also performs back testing on a regular basis by comparing prices observed in executed transactions to previous valuations.

Cowen and Company, LLC
Notes to Statement of Financial Condition
As of December 31, 2023
(In thousands of dollars, except where noted)

The following tables present the assets and liabilities that are measured at fair value on a recurring basis on the accompanying statement of financial condition by caption and by level within the valuation hierarchy as of December 31, 2023:

	Assets at Fair Value			
	Level 1	Level 2	Level 3	Total
Financial instruments owned				
Common stock, ETFs and units	$ 488,508	$ —	$ 5,173	$ 493,681
Warrants and rights	24,212	—	1,727	25,939
Corporate bonds	—	280	1,351	1,631
Preferred stock	926	4,888	—	5,814
Derivative contracts:				
Currency forwards	—	34	—	34
Currency Swap	—	13	—	13
Options	26,973	—	—	26,973
Total derivative contracts	26,973	47	—	27,020
Total financial instruments owned	**$ 540,619**	**$ 5,215**	**$ 8,251**	**$ 554,085**

	Liabilities at Fair Value			
	Level 1	Level 2	Level 3	Total
Financial instruments sold, not yet purchased				
Common stock, ETFs and units	$ 276,932	$ —	$ —	$ 276,932
Preferred stock	—	4,268	—	4,268
Derivative contracts:				
Options	9,348	—	—	9,348
Total derivative contracts	9,348	—	—	9,348
Total financial instruments sold, not yet purchased	**$ 286,280**	**$ 4,268**	**$ —**	**$ 290,548**
Accrued expenses and other liabilities				
Contingent consideration liability (a)	—	18,750	—	18,750
Total	**$ 286,280**	**$ 23,018**	**$ —**	**$ 309,298**

a. In accordance with the terms of the purchase agreement for the acquisition of MHT Partners, LP that closed in 2020, the Company is required to pay to the sellers a portion of future revenues of the acquired business. In 2023, management of MHT and the Company agreed to forego the final year of the original agreement and agreed to a final earn-out payment of $18,750. The agreement resulted in a transfer of the associated liability from level 3 to level 2 within the fair value hierarchy in 2023. Settlement of this liability occurred in January 2024.

Cowen and Company, LLC
Notes to Statement of Financial Condition
As of December 31, 2023
(In thousands of dollars, except where noted)

The fair market value for level 3 securities may be highly sensitive to the use of industry standard models, unobservable inputs and subjective assumptions. The degree of fair market value sensitivity is also contingent upon the subjective weight given to specific inputs and valuation metrics. The Company may hold various financial instruments where different weight may be applied to industry standard models representing standard valuation metrics such as: discounted cash flows, market multiples, comparative transactions, capital rates, recovery rates and timing, and bid levels. Generally, changes in the weights ascribed to the various valuation metrics and the significant unobservable inputs in isolation may result in significantly lower or higher fair value measurements. Volatility levels for warrants are not readily observable and subject to interpretation. The interrelationship between unobservable inputs may vary significantly amongst level 3 securities as they are generally highly idiosyncratic. Significant increases (decreases) in any of those inputs in isolation can result in a significantly lower (higher) fair value measurement.

As of December 31, 2023, the determination for fair value for all level 3 securities held by the Company was based on prices from recent market transactions.

Derivative contracts, at fair value

The Company predominantly enters into derivative transactions to satisfy client needs and to manage its own exposure to market and credit risks resulting from its trading activities. The Company's direct exposure to derivative financial instruments include exchange-traded option contracts, currency swaps and currency forwards. The Company's derivatives trading activities expose the Company to certain risks, such as price and interest rate fluctuations, volatility risk, credit risk, counterparty risk, foreign currency movements and changes in the liquidity of markets.

The following table presents the gross and net derivative positions and the related offsetting amount as of December 31, 2023:

Fair Value	Gross amounts recognized	Gross amounts offset on the Statement of Financial Condition	Net amounts included on the Statement of Financial Condition	Amounts not offset (a)	Net amounts
Derivative assets (b)	$ 27,020	$ —	$ 27,020	$ —	$ 27,020
Derivative liabilities	9,348	—	9,348	—	9,348

a. Includes amounts subject to enforceable master netting provisions that are permitted to be offset to the extent an event of default has occurred, but where certain other criteria are not met with respect to offsetting accounting guidance.
b. The quantity of options contracts in receivable on derivative contracts, at fair value is 181 thousand and the quantity of options contracts in payable on derivative contracts, at fair value is 138 thousand. The notional values of derivative assets and liabilities are $10,567 and $6,092, respectively.

Cowen and Company, LLC
Notes to Statement of Financial Condition
As of December 31, 2023
(In thousands of dollars, except where noted)

Other financial assets and liabilities

The following table presents the carrying values and fair values of financial assets and liabilities and information on their classification within the fair value hierarchy which are not measured at fair value on a recurring basis as of December 31, 2023.

	Carrying Amount	Fair Value Level 1	Level 2	Level 3	Total
Financial Assets					
Cash	$ 712,126	$ 712,126	$ —	$ —	$ 712,126
Segregated cash	105,055	105,055	—	—	105,055
Collateralized Agreements:					
Securities borrowed	2,139,416	—	2,139,416	—	2,139,416
Reverse repurchase agreements	254,059	—	254,059	—	254,059
Deposits with clearing	106,315	106,315	—	—	106,315
Receivables:					
Brokers, dealers and clearing	174,536	—	174,536	—	174,536
Customers	67,738	—	67,738	—	67,738
Fees, interest and other	65,115	—	65,115	—	65,115
Other assets	7,428	—	7,428	—	7,428
Financial Liabilities					
Collateralized Agreements:					
Securities loaned	1,902,616	—	1,902,616	—	1,902,616
Repurchase agreements	87,748	—	87,748	—	87,748
Payables:					
Brokers, dealers and clearing	404,608	—	404,608	—	404,608
Customers	162,182	—	162,182	—	162,182
Fees, interest and other	50,731	—	50,731	—	50,731
Related parties	162,458	—	162,458	—	162,458
Compensation	3,938	—	3,938	—	3,938
Accrued expenses and other liabilities	60,258	—	60,258	—	60,258

Cowen and Company, LLC
Notes to Statement of Financial Condition
As of December 31, 2023
(In thousands of dollars, except where noted)

Collateralized Agreements

The following table presents the contractual gross and net collateralized agreements and the related offsetting amount as of December 31, 2023:

	Gross amounts recognized	Gross amounts offset on the Statement of Financial Condition	Net amounts included on the Statement of Financial Condition	Financial Instruments not offset (a)	Net amounts
Assets					
Securities borrowed	$ 2,139,416	$ —	$ 2,139,416	$ 2,081,456	$ 57,960
Reverse repurchase agreements	254,059	—	254,059	254,059	—
Liabilities					
Securities loaned	$ 1,902,616	$ —	$ 1,902,616	$ 1,864,104	$ 38,512
Repurchase agreements	87,748	—	87,748	87,748	—

a. Includes amounts subject to enforceable master netting provisions that are permitted to be offset to the extent an event of default has occurred, but where certain other criteria are not met with respect to offsetting accounting guidance.

The following table presents gross obligations for securities loaned and repurchase agreements by remaining contractual maturity and class of collateral pledged as of December 31, 2023:

	Open and Overnight	Up to 30 days	31-90 days	Greater than 90 days	Total
Securities loaned					
Common stock	$ 1,782,963	$ —	$ —	$ —	1,782,963
Corporate bonds	119,653	—	—	—	119,653
Total Securities loaned	1,902,616	—	—	—	1,902,616
Repurchase agreements					
Equity	2,509	—	—	—	2,509
Corporate bonds	85,239	—	—	—	85,239
Total Repurchase agreements	87,748	—	—	—	87,748

Cowen and Company, LLC
Notes to Statement of Financial Condition
As of December 31, 2023
(In thousands of dollars, except where noted)

4. Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Receivables from and payables to brokers, dealers, and clearing organizations as of December 31, 2023, are as follows:

	Receivables from	Payables to
Broker dealers	$ 74,294	$ 215,291
Trade date payable	—	112,326
Securities failed to deliver/receive	33,413	48,445
Clearing organizations	61,419	19,446
Commissions and fees	5,410	—
Commission management	—	9,100
Total	$ 174,536	$ 404,608

5. Stock-Based Compensation and Other Employee Compensation

Stock-Based Compensation

Certain employees of the Company participate in the Bank's RSU plan. As of December 31, 2023, the outstanding number of awards granted was 3.7 million shares. The associated liability is recorded in Payables to related parties on the statement of financial condition and settled in the ordinary course of business (refer to Note 8, "Related Party Transactions", for additional information and disclosures). Under the legacy plans, amounts vested were stock settled. Under the Bank's RSU plan, vested awards track the price of the Bank's common shares and settle in cash.

Defined Contribution Plans

Cowen Inc. sponsors a Retirement and Savings Plan which is a defined contribution plan pursuant to Section 401(k) of the Internal Revenue Code (the "401(k) Plans"). All full-time eligible employees can contribute on a tax deferred basis and an after-tax basis to the 401(k) Plans up to federal contribution limits or up to 100% of their annual compensation, subject to certain limitations. Cowen Inc. provides matching and profit-sharing contributions to employees that are equal to a specified percentage of the eligible participant's contribution as defined by the 401(k) Plans.

Forgivable Loans

A portion of certain employees' compensation is paid in the form of a forgivable loan. These forgivable loans provide for a cash payment up-front to employees, with the amount due back to Cowen Services Company, LLC ("CSC"), an affiliate, forgiven over a vesting period of generally one to three years. An employee that voluntarily ceases employment, or is terminated with cause, is generally required to pay back any unvested forgivable loans granted to them.

Cowen and Company, LLC
Notes to Statement of Financial Condition
As of December 31, 2023
(In thousands of dollars, except where noted)

6. Commitments and Contingencies

Commitments

The Company has entered into agreements with certain information technology and clearing service providers including, but not limited to, Fidessa Corporation, Broadridge Securities Processing Solutions, Raptor Trading Systems Inc, FIS Brokerage & Securities and Bloomberg LP. As of December 31, 2023, the Company's annual minimum guaranteed payments under these agreements are as follows:

2024	$	9,956
2025		4,650
2026		3,253
2027		3,257
2028		4,100
Thereafter		—
	$	25,216

Contingencies

In the ordinary course of business, the Company and its affiliates and current and former officers, directors and employees (the "Company and Related Parties") can be named as defendants in, or as parties to, various legal actions and proceedings. Certain of these actions and proceedings assert claims or seek relief in connection with alleged violations of securities, banking, anti-fraud, anti-money laundering, employment and other statutory and common laws. Certain of these actual or threatened legal actions and proceedings include claims for substantial or indeterminate compensatory or punitive damages, or for injunctive relief.

In the ordinary course of business, the Company and Related Parties are also subject to governmental and regulatory examinations, information gathering requests (both formal and informal), certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief. The Company is subject to regulation by various U.S., state, foreign and other regulators. In connection with formal and informal inquiries by these regulators, the Company receives requests, and orders seeking documents and other information in connection with various aspects of their regulated activities. The Company has been responding to, and is cooperating with the SEC and CFTC concerning compliance with records preservation requirements relating to business communications exchanged on unapproved electronic channels. The Company is engaged in settlement discussions with the SEC and CFTC and anticipates that resolution will include the payment of civil monetary penalties. The SEC and CFTC have conducted similar investigations of record preservation practices at other broker-dealers and investment advisors.

The Company seeks to resolve all litigation and regulatory matters in the manner management believes is in the best interests of the Company, and contests liability, allegations of wrongdoing and, where applicable, the amount of damages or scope of any penalties or other relief sought as appropriate in each pending matter. For many legal and regulatory matters, the Company is unable to estimate a range of reasonably possible loss.

In accordance with US GAAP, the Company establishes reserves for contingencies when the Company believes that it is probable that a loss has been incurred and the amount of loss can be reasonably

Cowen and Company, LLC
Notes to Statement of Financial Condition
As of December 31, 2023
(In thousands of dollars, except where noted)

estimated. The Company discloses a contingency if there is at least a reasonable possibility that a loss may have been incurred and there is no reserve for the loss because the conditions above are not met. The Company's disclosure would include an estimate of the reasonably possible loss or range of loss for those matters, for which an estimate can be made. Neither a reserve nor disclosure is required for losses that are deemed remote.

The Company has not established any reserves for other claims, since in the opinion of management, the likelihood of liability is not probable nor reasonably estimable. In addition, most of the various claims against the Company are in early stages of discovery or claimants seek indeterminate damages. Therefore, the Company cannot reasonably determine the possible outcome, the timing of ultimate resolution or estimate a range of possible loss, or impact related to each currently pending matter.

7. Regulatory Requirements

Regulatory Capital

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 ("SEA Rule 15c3-1") which requires the maintenance of minimum net capital. The Company computes net capital under the alternative method and is required to maintain minimum net capital, as defined in SEA Rule 15c3-1(a)(2)(i), equal to the greater of $1,500 or 2% of aggregate debits arising from customer transactions as shown in the Computation for Determination of Customer Account Reserve Requirements ("2% of aggregate debits") plus 10% of excess margin collateral on reverse repurchase agreements. As an introducing broker registered with the CFTC, the Company is also subject to the net capital requirements of Regulation 1.17 of the Commodities Exchange Act ("Regulation 1.17"). Under Regulation 1.17, the Company is required to maintain net capital equal to or in excess of $45 or the amount of net capital required by SEA Rule 15c3-1, whichever is greater. At December 31, 2023 the Company's net capital was $575,141, which exceeded minimum requirements under SEA Rule 15c3-1 by $564,572. Advances to affiliates, repayment of borrowings, distributions, dividend payments and other equity withdrawals are subject to certain notification and other provisions of SEA Rule 15c3-1 and other SROs.

As an options clearing member of the Options Clearing Corporation ("OCC"), under OCC Rule 302 the Company is also required to maintain net capital equal to the greater of $2,000 or 2% of aggregate debits.

Customer Protection

Pursuant to SEA Rule 15c3-3, the Company is required to compute a reserve requirement for customer accounts in order to determine the amount of cash or acceptable qualified securities it is required to deposit in Customer Reserve Bank Accounts. As of December 31, 2023, the Company had segregated cash of $61,663 on deposit in Customer Reserve Bank Accounts.

Pursuant to SEA Rule 15c3-3, the Company is also required to compute a reserve requirement for proprietary accounts of broker-dealers ("PAB") in order to determine the amount it is required to deposit in PAB Reserve Bank Accounts. As of December 31, 2023, the Company had segregated cash of $43,391 on deposit in PAB Reserve Bank Accounts.

Cowen and Company, LLC
Notes to Statement of Financial Condition
As of December 31, 2023
(In thousands of dollars, except where noted)

8. Related Party Transactions

In the normal course of business, the Company enters into transactions with related parties.

Payables to related parties is presented net on the statement of financial condition, pursuant to a netting agreement in place between the Company and its affiliates and per the agreement is settled net with Cowen Services Company, LLC ("CSC"). These amounts settle in the ordinary course of business.

Balances with related parties included in the statement of financial condition are as follows:

Assets		At December 31, 2023
Securities borrowed	$	1,164,218
Deposits with clearing organizations and brokers		312
Receivables:		
Brokers, dealers and clearing organizations		23,804
Customers		2,896
Fees, interest and other, net of allowance		4,902
Liabilities		
Securities loaned	$	660,683
Payables:		
Brokers, dealers and clearing organizations		859
Customers		547
Fees, interest and other		26,231
Related parties		162,458

On January 13, 2023, the Company made a cash distribution to the Parent of $100,000.

On March 6, 2023, May 19, 2023, October 27, 2023, and December 27, 2023 the Company received capital infusions of $100,000, $200,000, $250,000 and $250,000 respectively, from the Parent.

Revolving Credit Agreement
Effective March 1, 2023, Cowen Inc. entered into a revolving credit facility with Toronto Dominion Holdings (U.S.A.), Inc. Amounts drawn under the facility bear interest at agreed upon benchmark rates plus applicable spreads. Capital received under this facility is subsequently allocated to certain subsidiaries of Cowen Inc., including the Company.

The unsettled portion of the Company's interest payable is recorded in Payables to related parties on the statement of financial condition.

Collateralized Agreements
The Company engages in securities lending transactions with affiliates Cowen Financial Products LLC ("CFP"), ATM Execution LLC ("ATM"), TD Prime Services LLC and TD Securities Inc. Accrued interest related to these transactions is recorded in Fees, interest, and other receivables and payables on the statement of financial condition.

Cowen and Company, LLC
Notes to Statement of Financial Condition
As of December 31, 2023
(In thousands of dollars, except where noted)

Trade Execution and Clearance

The Company provides trade execution and/or clearing services to ATM and Cowen Execution Services Limited ("CESL"), affiliated broker-dealers, including providing introduced or omnibus clearance to their customers. Prior to the sale of Cowen Inc.'s prime brokerage business, the Company provided such services to Cowen International Limited ("CIL").

The Company provides clearing services to and maintains margin and collateral from CFP, a registered securities-based swap dealer, which are included in payable to brokers, dealers and clearing organizations on the statement of financial condition. The Company additionally provides custody services to CFP.

The Company also provides clearing services to and maintains margin and collateral from affiliates which is included in receivables from customers on the statement of financial condition. In the event that the Company and its affiliate have entered into a non-conforming subordination agreement, such activity is included in fees, interest and other payables on the statement of financial condition.

The Company has a commission sharing agreement with Westminster Research Associates LLC ("WRA"), an affiliated broker-dealer. The Company remits to WRA a portion of commissions generated from trades executed for soft dollar credits as part of the commission sharing agreement. The Company pays an administration fee to WRA for each trade executed as part of the agreement, included in payable to brokers, dealers and clearing organizations on the statement of financial condition.

Support Arrangements

The Company previously entered into a service level agreement with CSC, in which the employment of certain of the Company's employees was assigned and transferred to CSC. Under this agreement, CSC is responsible for the compensation-related payments to these employees for their performance of services provided to the Company and the Company reimburses CSC, recording the related amounts payable to CSC in Payables to related parties on the statement of financial condition. CSC also agreed to provide certain administrative and other support services to the Company.

WRA provides use of their proprietary software and associated materials.

CESL and TD Bank Hong Kong have employees that support the Company's business operations. During 2023, employees of CIL and Cowen and Company (Asia) Limited provided support to the Company under similar arrangements.

The Company also provides sales, marketing and trading support to ATM, and during 2023 to CIL.

Cowen and Company, LLC
Notes to Statement of Financial Condition
As of December 31, 2023
(In thousands of dollars, except where noted)

9. Guarantees and Off-Balance Sheet Arrangements

Customer Activities and Credit Risk
In securities transactions, the Company's customer and correspondent clearance activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill its contractual obligations.

The Company's customer securities activities are primarily transacted on a delivery versus payment or cash basis. In delivery versus payment transactions, the Company is exposed to risk of loss in the event of the customers' or brokers' inability to meet the terms of their contracts.

The Company's exposure to credit risk can be directly impacted by volatile securities markets, which may impair the ability of counterparties to satisfy their contractual obligations. The Company seeks to control its credit risk through a variety of reporting and control procedures, including establishing credit limits based upon a review of the customers' financial condition and credit ratings.

The Company typically enters into securities lending and repurchase transactions in order to fund financial instruments owned, primarily equities and corporate bonds, and to earn interest rate spreads. Under these transactions, the Company receives cash collateral. Increases in securities prices may cause the market value of the securities loaned or repurchase agreements to exceed the amount of cash received as collateral. The Company mitigates the risk of the counterparty not returning the securities by monitoring the market values daily and requiring additional cash as collateral when necessary, and when applicable, participating in a risk-sharing program offered through the OCC. At December 31, 2023, the Company had gross obligations relating to securities loaned of $1,864,104 of which cash collateral totaling $1,902,616 was received and gross obligations relating to repurchase agreements of $110,321 of which cash collateral totaling $87,748 was received. These securities loaned and repurchase agreements have no contractual maturity and may be recalled on demand at any time, subject to a two-day notice period.

In the normal course of business, the Company obtains securities under securities borrowed and reverse repurchase agreements on terms which permits the Company to repledge or resell the securities to others.

	Fair Value
Collateral received with right to sell or repledge	$ 2,350,357
Collateral sold or repledged	1,980,445

Please refer to Note 3, "Fair Value Measurements, Securities Borrowed, and Securities Loaned", for further information and disclosures.

Market Risk
Market risk represents the risk of loss that may result from the change in value of a financial instrument due to fluctuations in its market price. Market price may be exacerbated in times of trading illiquidity when market participants refrain from transacting in normal quantities and/or at normal bid-offer spreads. The Company's exposure to market risk is primarily related to the fluctuation in the fair values of securities owned and sold, but not yet purchased and its role as a financial intermediary in customer trading and market making. Market risk is inherent in financial instruments and risks arise in options, warrants and derivative contracts from

Cowen and Company, LLC
Notes to Statement of Financial Condition
As of December 31, 2023
(In thousands of dollars, except where noted)

changes in the fair values of their underlying financial instruments. The Company trades in equity securities as an active participant in listed markets. The Company typically maintains securities in inventory to facilitate its market making activities and customer order flow. The Company may use a variety of risk management techniques and hedging strategies in the ordinary course of its trading business to manage its exposures. In connection with the Company's trading business, management also reviews reports appropriate to the risk profile of specific trading activities. Typically, market conditions are evaluated, and transaction details and securities positions are reviewed. These activities are intended to ensure that the Company's trading strategies are conducted within acceptable risk tolerance parameters, particularly when it commits its own capital to facilitate client trading. Activities include price verification procedures, position reconciliations and reviews of transaction booking. The Company believes that these procedures, which stress timely communications between traders, trading management and senior management, are important elements of the risk management process.

Guarantees

The Company provides access to execution venues for certain customers via sponsored line agreements. These customers transmit non-solicited trade orders directly to the execution venue. The Company monitors the activity but is exposed to the risk of loss should the customer not meet its settlement obligations. The Company is billed for activity flowing through these lines and is reimbursed by the client. The Company is exposed to credit risk in the event that the client is unable to fulfill its settlement obligations with respect to these charges. The Company may maintain cash at financial institutions in excess of federally insured limits. The Company has not experienced any material losses in such accounts and does not believe it is exposed to significant credit risks.

In the normal course of business, certain activities of the Company involve the execution and clearance of customer securities transactions through clearing brokers. These activities may expose the Company to off-balance sheet risk in the event a customer is unable to fulfill its contractual obligation since, pursuant to the clearing agreement, the Company has agreed to indemnify the clearing brokers without limit for losses that the clearing brokers may sustain from the clients introduced by the Company. However, the transactions are collateralized by the counterparty's underlying securities, thereby reducing the associated risk of the position to the changes in the market value of the security through settlement date. At December 31, 2023, there were no amounts to be indemnified to these clearing brokers pursuant to these agreements.

Off-Balance Sheet Arrangements

The Company loans securities temporarily to other brokers in connection with its securities lending activities. The Company receives cash as collateral for the securities loaned. Increases in security prices may cause the market value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its client obligations. The Company manages this risk by requiring credit approvals for counterparties, by monitoring the market value of securities loaned on a daily basis, and by requiring additional cash as collateral or returning collateral when necessary.

The Company enters into secured and unsecured borrowing agreements to obtain funding necessary to cover daily securities settlements with clearing organizations. At times funding is required for unsettled

Cowen and Company, LLC
Notes to Statement of Financial Condition
As of December 31, 2023
(In thousands of dollars, except where noted)

customer delivery versus payment and riskless principal transactions, as well as to meet deposit requirements with clearing organizations. Secured arrangements are collateralized by the securities.

The Company maintains uncommitted financing arrangements with affiliates and non-affiliates, the details of which are summarized below as of December 31, 2023. All non-affiliated arrangements are with large financial institutions.

Secured / Unsecured	Lender	Maturity Date	Rate	Contractual Amount	Available Amount
Unsecured	Cowen Inc.	None	Federal Funds effective rate plus 2%	$ 300,000	$ 300,000
Unsecured	Non-affiliate	None	Prime Rate	25,000	25,000
Secured	Non-affiliate	None	Federal Funds effective rate plus 0.80%	75,000	75,000
Secured	Non-affiliate	None	Federal Funds effective rate plus 1%	150,000	150,000
			Total	$ 550,000	$ 550,000

10. Goodwill and Intangible Assets

Goodwill

In accordance with US GAAP, the Company tests goodwill for impairment on an annual basis or at an interim period if events or changed circumstances would more likely than not reduce the fair value of a reporting unit below its carrying amount. Under US GAAP, the Company first assesses the qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amounts as a basis for determining if it is necessary to perform a quantitative impairment test. Periodically estimating the fair value of a reporting unit requires significant judgment and often involves the use of significant estimates and assumptions. These estimates and assumptions could have a significant effect on whether or not an impairment charge is recorded and the magnitude of such a charge.

Annual Impairment Test

The Company performed its annual impairment test at July 1, 2023 by assessing qualitative factors to determine whether it is more likely than not that the fair value of its reporting units is less than their carrying amounts. The Company determined that a quantitative impairment test was not necessary based on the analysis.

11. Subsequent Events

The Company has evaluated events through February 29, 2024, the date the statement of financial condition was issued and has determined that there were no subsequent events requiring adjustment or disclosure to the statement of financial condition.

On February 2, 2024, the CFTC and NFA approved the Company's request to withdraw its membership as an introducing broker.